Speedway Motorsports, Inc.

5555 Concord Parkway South

Concord, NC 28027

January 19, 2011

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Speedway Motorsports, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 12, 2010

File No. 001-13585

Dear Mr. Shenk:

I am writing this letter to confirm a recent conversation between you and our outside legal counsel, John Jaye at Parker Poe Adams & Bernstein LLP, regarding Speedway Motorsports, Inc.’s (“Speedway”) response to the SEC Staff’s comment letter dated December 29, 2010 regarding the above-referenced filing. Speedway is working on a response to the Staff’s comments and is coordinating its review with its outside advisors. As discussed, Speedway intends to file its response to the Staff’s comment letter by February 4, 2011.

Please contact me at (704) 532-3303 or John Jaye at (704) 335-9872 if you have any questions or if we can be of further assistance at this time.

Very truly yours,

/s/ William R. Brooks

William R. Brooks
Chief Financial Officer

cc:	Theresa Messinese, Securities and Exchange Commission

Doug Jones, Securities and Exchange Commission

Donald Field, Securities and Exchange Commission

John Jaye, Parker Poe Adams & Bernstein LLP